UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☒
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Banco Santander, S.A.
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

Kingdom of Spain
(Jurisdiction of Subject Company’s Incorporation or Organization)

Banco Santander, S.A.
(Name of Person(s) Furnishing Form)

EUR 1,500,000,000 4.375 per cent. Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

José Antonio Soler Ramos Banco Santander, S.A. Ciudad Grupo Santander - 28660 Boadilla del Monte Madrid, Spain Tel: +34 912 89 32 81
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to: Pedro J. Bermeo Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 +1 212 450 4000
June 24, 2025
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are attached hereto as exhibits to this form:

Exhibit No.	Description
1.1	Tender offer memorandum dated June 24, 2025[1]
1.2	English translation of the “inside information” announcement regarding the launch of the tender offer[2]
1.3	Press release announcing the launch of the tender offer[1]
1.4	English translation of the “other relevant information” announcement regarding the maximum acceptance amount of the tender offer[3]
1.5	Press release announcing the maximum acceptance amount of the tender offer[4]
1.6	English translation of the “other relevant information” announcement regarding the results of the tender offer[5]
1.7	Press release announcing the results of the tender offer

[1]	Previously furnished with the Form CB furnished to the Securities and Exchange Commission on June 24, 2025.

[2]	Incorporated by reference to the Company’s Report on Form 6-K furnished to the Securities and Exchange Commission on June 24, 2025 (accession no. 0000950103-25-007723).

[3]	Incorporated by reference to the Company’s Report on Form 6-K furnished to the Securities and Exchange Commission on June 24, 2025 (accession no. 0000950103-25-007750).

[4]	Previously furnished with the Form CB/A (Amendment No.1) furnished to the Securities and Exchange Commission on June 24, 2025.

[5]	Incorporated by reference to the Company’s Report on Form 6-K furnished to the Securities and Exchange Commission on July 1, 2025 (accession no. 0000950103-25-008222).

Item 2. Informational Legends

Not applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Written irrevocable consent and power of attorney on Form F-X filed concurrently with the Commission on June 24, 2025.

(2)	Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ José Antonio Soler Ramos
(Signature)

José Antonio Soler Ramos Deputy Chief Financial Officer Banco Santander, S.A.
(Name and Title)

July 1, 2025
(Date)